02035858



SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

# Form 6-K

# REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

**For the month of May 2002**

(Commission File No. 1-14668)

**Energy Company of Paraná**
(Translation of registrant's name in English)



**Rua Coronel Dulcidío, 800**
**80420-170 Curitiba, Paraná**
**Federative Republic of Brazil**
**(5541) 322-3535**
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

COPEL
Companhia Paranaense de Energia

**FOR IMMEDIATE RELEASE**


| **Contacts in Brazil** | **Contacts in New York** |
| --- | --- |
| COPEL | THOMSON FINANCIAL |
| Othon Mäder Ribas | Isabel Vieira |
| 011-5541-222-2027 | 212-701-1823 |
| othon@copel.com | isabel.vieira@tfn.com |
| Solange Maueler | Richard Huber |
| 011-5541-331-4359 | 212-701-1830 |
| solange@copel.com | richard.huber@tfn.com |


# COPEL ANNOUNCES FIRST QUARTER 2002 RESULTS

**(Curitiba, Brazil) May 16, 2002** - Companhia Paranaense de Energia - COPEL (NYSE: ELP), a leading Brazilian utility company that generates, transmits, and distributes electric power to the State of Paraná, today announced its results for first quarter 2002. All figures included in this report are in reais (R$) and were prepared in accordance with Brazilian GAAP (corporate law).

## HIGHLIGHTS

- **Net Income:** COPEL's net income for the first quarter 2002 amounted to R$ 141.8 million, representing a profit of R$ 0.518 per lot of one thousand shares and an operating (EBIT) margin of 37.5%. COPEL'S EBITDA reached R$ 307.7 million.

- **Market Expansion:** From January through March 2002, the total power consumption throughout COPEL's direct distribution area amounted to 4,228 GWh, a decrease of 2.0% when compared to the same period last year, due to the voluntary energy savings of our customers.

- **Interest on capital:** At the General Shareholders' Meeting in April 2002, the total amount of interest on capital declared over the 2001 results was R$ 170 million. An advance distribution in the amount of R$ 80 million was paid in October 2001. Payment of the remaining balance of interest on the Company's own capital, or R$ 90 million, will be made starting on June 3, 2002.

- **Eurobonds:** On May, 2002, COPEL's renegotiated its US$ 150 million eurobonds issued on 1997 through a Syndicated Loan. With this operation, the maturity date of the bonds remains unchanged at May 2005.

- **Debentures**: On May 2002, COPEL issued debentures in the domestic market which was oversubscribed, and raised R$ 500 million. The proceeds will be used to pay an Euro Commercial Paper tranche issued in May 2001, totaling US$ 67 million, and fund part of the capital expenditure program for the years 2002, 2003 and 2004.

- **Latibex:** On April 19, the Board of Directors approved, management proposal to list COPEL's shares at Latibex, the Madrid stock exchange that represents Latin American companies' shares. This listing is part of company's strategy to increase its exposure abroad and to provide investors in Europe with another option to trade COPEL's shares.

## FINANCIAL AND OPERATING PERFORMANCE

COPEL's net income was R$ 141.8 million for the first quarter 2002. Net revenues reached R$ 632.7 million, compared to the R$ 505.7 million reported for the same period of 2001. This 25.1% increase reflects the 17.31% increase in retail tariffs effective June 24th, 2001, power sales on the wholesale power market - MAE (R$ 75.8 million) and the increase in wholesale tariffs occurred in 2001.

Although the South Region was not included in the National Rationing Program, the 2.0% market decrease reflects the voluntary energy savings of Copel's residential and commercial customers, who consumed 7.1% and 5.1% less energy, respectively, when compared to the first quarter of last year. This was partially offset by the 2.7% increase in consumption by the industrial segment. COPEL's total customers as of March 31, 2001 reached 2,952,265, a 3.3% increase when compared to the same period of the previous year.

At the end of March 31, 2002, total operating expenses reached R$ 395.2 million, a 5.3% increase over the same period last year (375.3 million). The main reason for this increase was the 19.1% increase in "electricity purchased for resale" which basically reflects the exchange rate variation from the first quarter 2001 to the first quarter 2002, since the energy that COPEL purchases from Itaipu is denominated in dollars.

The 61.7% decrease in financial expenses for the quarter ended March 31, 2002 compared to the same period last year, reflects the stability of the Real during this quarter. In this regard, the accumulated exchange rate variation from January to March 2002 was 0.1%. When compared to the same period in the previous year, because of the significant exchange rate variation, which reached 10.5% at March 31, 2001, the company accounted for higher monetary variation expenses.

Permanent assets increased by 1.9% for the first quarter of 2002, as a result of the investments in the Company's Capex.

The capital expenditures for the quarter amounted to R$ 97.3 million. Of this amount, R$ 26.7 million was invested in power generation, R$ 6.5 million in transmission, R$ 25.7 million in distribution, R$ 3.3 million in telecom and R$ 35.1 million in partnerships.

As of March 31, 2002, COPEL's total assets were R$ 9.0 billion. Debt amounted to R$ 1.4 billion, with a net debt-to-equity ratio of 27.4%.

Mr. Ricardo Portugal Alves, the Company's CFO and IRO mentioned that "the Company's results were in-line with the managements expectations and reflect the effects of the voluntary energy savings, brought about by the National Rationing Program. The main targets of the Company, in financial terms, were reached. The Company rolled over its Eurobonds and issued R$ 500 million in Debentures that will make feasible Copel's Capex program for the next three years. Beyond that, with the debentures proceeds, we were able to pay US$ 67 million of a Euro Commercial Paper tranche on May 17."

## ADDITIONAL OPERATING INFORMATION

### 1. MAIN OPERATIONAL AND FINANCIAL HIGHLIGHTS (As of March 31, 2002)

**Generation**

Number of power plants: 18 (17 hydroplants and 1 thermoplant)
Total installed capacity: 4,548 MW

**Transmission**

Transmission lines: 6,763 km
Number of substations: 124
Number of automated substations: 113
Transforming capacity in substations: 16,394 MVA

**Distribution**

Distribution lines: 156,871 km
Number of substations: 233
Number of automated substations: 127
Transforming capacity in substations: 1,272 MVA
Transforming capacity in transformers: 6,109 MVA
Number of consumers: 2,952,265
DEC (outage duration by consumer/year): 3:44 hours
FEC (outage frequency by consumer/year): 4.00 outages

**Administration**

Number of employees: 5,837
Consumer/employee ratio in the distribution branch is: 736

**Financial**

Book Value: R$ 18.96 per lot of one thousand shares
EBITDA: R$ 307.7 million
ROE: 2.7% per quarter
Liquidity: 1.22

## 2. CONSUMPTION BY SEGMENT

**In GWh**

| Segment | January - March | | % |
|---|---|---|---|
| | 2002 | 2001 | |
| Residential | 1,062 | 1,143 | -7.1 |
| Industrial | 1,790 | 1,743 | 2.7 |
| Commercial | 677 | 714 | -5.1 |
| Rural | 303 | 303 | 0.1 |
| Others | 395 | 411 | -3.9 |
| **Total** | **4,228** | **4,314** | **-2.0** |

## 3. TARIFFS (R$/MWh)

| TARIFFS | March 2002 | March 2001 | % |
|---|---|---|---|
| Retail | 126.79 | 110.18 | 15.1 |
| Initial Contracts | 52.63 | 46.79 | 12.5 |
| Itaipu (purchase) (*) | 82.67 | 76.80 | 7.6 |

(*) Furnas transmission tariff included

## 3.1 RETAIL TARIFFS (R$/MWh)

| TARIFFS | March 2002 | March 2001 | % |
|---|---|---|---|
| Residential | 194.23 | 166.18 | 16.9 |
| Industrial | 83.73 | 72.86 | 14.9 |
| Commercial | 156.74 | 133.47 | 17.4 |
| Rural | 110.89 | 95.12 | 16.6 |
| Others | 113.96 | 91.80 | 24.1 |
| Total Retail | 126.79 | 110.18 | 15.1 |

## 3.2 GROSS REVENUES BY SEGMENT (R$ thousands)

| Revenues | March 2002 | March 2001 | % |
|---|---|---|---|
| Residential | 281,786 | 252,299 | 11.7 |
| Industrial | 222,776 | 183,781 | 21.2 |
| Commercial | 146,755 | 128,542 | 14.2 |
| Rural | 33,880 | 29,054 | 16.6 |
| Other classes | 59,038 | 49,470 | 19.3 |
| Supply | 91,966 | 12,851 | 615.6 |
| Use of Transmission Lines | 10,874 | 14,027 | -22.5 |
| Telecom Revenues | 9,618 | - | - |
| Others | 14,073 | 24,224 | -41.9 |
| **Total** | **870,766** | **694,248** | **25.4** |

## 4. ENERGY FLOW (GWh)

| | |
|---|---|
| **COPEL's Total Available Power** | 5,934 |
| Own Generation | 4,652 (78,4%) |
| Purchased Energy | 1,282 (21,6%) |

| | |
|---|---|
| **State Demand** | 4,339 |
| Retail | 4,228 (97.5%) |
| Wholesale | 111 (2.5%) |
| | |

| | |
|---|---|
| **Initial Supply Contracts** | 35 |
| **Bilateral Contracts** | 161 |
| **Free Customers** | 252 |
| **Others** | 803 |
| **Losses and Differences** | 344 |

## 5. STOCKHOLDERS - as of March 31, 2002

Milhões de ações/Millions of shares

| ACIONISTAS SHAREHOLDERS | ON COMMON | % | PNA PREFERRED "A" | % % | PNB PREFERRED "B" | % | TOTAL | % |
|---|---|---|---|---|---|---|---|---|
| ESTADO DO PARANÁ | 85.028 | 58.6 | - | - | - | - | 85.028 | 31,1 |
| ELETROBRÁS | 1.531 | 1.1 | - | - | - | - | 1.531 | 0,6 |
| BNDESPAR | 38.299 | 26.4 | - | - | 27.911 | 21,8 | 66.210 | 24,2 |
| CUSTÓDIA BOLSA (Free Float) | 19.605 | 13,5 | 122 | 29,6 | 100.183 | 78,1 | 119.910 | 43,8 |
| No Brasil | 19.311 | 13.3 | 122 | 29,6 | 50.219 | 39,2 | 69.652 | 25,5 |
| ADS's | 294 | 0.2 | - | - | 49.963 | 39,0 | 50.257 | 18,4 |
| OUTROS | 568 | 0.4 | 290 | 70.4 | 118 | 0,1 | 976 | 0,4 |
| TOTAL | 145.031 | 100.0 | 412 | 100,0 | 128.212 | 100,0 | 273.655 | 100,0 |


ON/COMMON
ESTADO DO PARANÁ
ELETROBRÁS
BNDESPAR
CUSTÓDIA BOLSA (Free Float)
OUTROS


TOTAL
ESTADO DO PARANÁ
ELETROBRÁS
BNDESPAR
CUSTÓDIA BOLSA (Free Float)
OUTROS

## 6. STOCK PERFORMANCE


DESEMPENHO DAS AÇÕES NA NYSE/
STOCK PERFORMANCE AT NYSE
28/12/01 - Base 100
120
110
100
90
80
ELP
DOW JONES
28/12
08/01
15/01
22/01
29/01
05/02
12/02
19/02
26/02
05/03
12/03
19/03
26/03

## 7. DEBT PROFILE - As of March 31, 2002

(R$ thousands)

| | SHORT-TERM | LONG -TERM | TOTAL |
|---|---|---|---|
| **FOREIGN CURRENCY** | | | |
| Eurobonds | 14,254 | 348,540 | 362,794 |
| IDB | 21,844 | 156,543 | 178,387 |
| National Treasury | 7,087 | 145,247 | 152,334 |
| Euro Commercial Paper | 155,602 | - | 155,602 |
| ELETROBRÁS | 7,818 | 1,923 | 9,741 |
| Banco do Brasil S.A | 4,378 | 28,177 | 32,555 |
| **Total** | **210,983** | **680,430** | **891,413** |
| **DOMESTIC CURRENCY** | | | |
| ELETROBRÁS | 53,548 | 412,105 | 465,653 |
| BNDES | 4,860 | 13,131 | 17,991 |
| FINAME | - | - | - |
| FINEP | 4,991 | 2,476 | 7,467 |
| Turnkey | 3,993 | 1,298 | 5,291 |
| Fundação COPEL | 20,503 | 9,837 | 30,340 |
| Other | 953 | 3,081 | 4,034 |
| **Total** | **88,848** | **441,928** | **530,776** |
| Total | **299,831** | **1,122,358** | **1,422,189** |

## SUMMARIZED FINANCIAL STATEMENTS

### AS OF AND FOR THE QUARTER ENDED MARCH 31, 2002 and 2001

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

| ASSETS | Company 2002 | Consolidated 2002 | Company 2001 |
|---|---|---|---|
| **Current Assets** | | | |
| Cash and cash equivalents | 64,516 | 216,115 | 302,077 |
| Accounts receivable | 37,130 | 727,934 | 475,149 |
| Allowance for doubtful accounts | - | (4,467) | (6,176) |
| Services in progress | 1,362 | 11,873 | 6,445 |
| Recoverable Rate Deficit (CRC) | - | 52,471 | 20,725 |
| Taxes and social contributions paid in advance | 18,444 | 19,662 | 12,621 |
| Materials and supplies | - | 18,333 | 15,739 |
| Deferred rate costs | - | 145,800 | - |
| Prepaid expenses and other | 154 | 21,432 | 24,611 |
| | **121,606** | **1,209,153** | **851,191** |
| **Long-Term Assets** | | | |
| Recoverable Rate Deficit (CRC) | - | 700,353 | 654,518 |
| Deferred income tax and social contribution tax | 92,459 | 295,256 | 223,570 |
| Judicial deposits | 43,180 | 60,926 | 49,768 |
| Intercompany receivable | 785,571 | 40,571 | 38,301 |
| Deferred rate costs | - | 169,787 | - |
| Other noncurrent assets | - | 88,285 | 30,176 |
| | **921,210** | **1,355,178** | **996,333** |
| **Permanent** | | | |
| Investments | 5,192,691 | 477,150 | 360,060 |
| Property, plant and equipment | - | 5,914,721 | 5,912,779 |
| | **5,192,691** | **6,391,871** | **6,272,839** |
| **Total Assets** | **6,235,507** | **8,956,202** | **8,120,363** |

| LIABILITIES AND SHAREHOLDERS' EQUITY | Company 2002 | Consolidated 2002 | Company 2001 |
|---|---|---|---|
| **Current Liabilities** | | | |
| Loans and financing | 176,943 | 299,831 | 309,888 |
| Suppliers | 403 | 277,041 | 93,170 |
| Taxes and social contributions | 51,000 | 195,268 | 60,163 |
| Dividends proposed | 56,080 | 56,079 | 82,733 |
| Accrued payroll costs | 3,035 | 63,763 | 45,583 |
| Regulatory charges | - | 29,198 | 38,746 |
| Other current liabilities | 150 | 67,865 | 76,969 |
| | **287,611** | **989,045** | **707,252** |
| **Long-Term Liabilities** | | | |
| Loans and financing | 493,787 | 1,122,358 | 1,168,268 |
| Pension plan and other post-retirement benefits | - | 641,920 | 491,804 |
| Taxes and social contributions | 266,875 | 292,954 | 191,308 |
| Intercompany payable | - | - | - |
| Provision for contingencies and other liabilities | - | 116,764 | 58,610 |
| | **760,662** | **2,173,996** | **1,909,990** |
| Special liabilities | - | 605,927 | 575,006 |
| | **760,662** | **2,779,923** | **2,484,996** |
| **Shareholders' Equity** | | | |
| Capital stock | 1,620,247 | 1,620,247 | 1,620,247 |
| Capital reserves | 1,548,328 | 1,548,328 | 1,546,446 |
| Income reserves | 2,018,659 | 2,018,659 | 1,761,422 |
| | **5,187,234** | **5,187,234** | **4,928,115** |
| **Total Liabilities and Shareholders' Equity** | **6,235,507** | **8,956,202** | **8,120,363** |

COPEL
COMPANHIA PARANAENSE DE ENERGIA
CNPJ 76.483.817/0001-20 Public Company - CVM 1431-1
www.copel.com copel@copel.com

ELP
NYSE

# SUMMARIZED FINANCIAL STATEMENTS

**AS OF AND FOR THE QUARTER ENDED MARCH 31, 2002 and 2001**

**Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)**

| STATEMENT OF INCOME | Company 2002 | Consolidated 2002 | Company 2001 |
|---|---|---|---|
| **Operating Revenues** | | | |
| Electricity sales to final customers | - | 744,235 | 643,146 |
| Electricity sales to distributors | - | 91,966 | 12,851 |
| Use of transmission plant | - | 10,874 | 14,027 |
| Telecom revenues | - | 9,618 | - |
| Other revenues | - | 14,073 | 24,224 |
| Deductions from operating revenues | - | (238,110) | (188,589) |
| **Net sales** | - | **632,656** | **505,659** |
| **Operating Expenses** | | | |
| Personnel, pension plan and other post-retirement benefits | 647 | 98,629 | 87,419 |
| Materials and supplies | 1 | 10,669 | 9,017 |
| Third-party services | 2,415 | 32,575 | 30,473 |
| Electricity purchased for resale | - | 140,552 | 121,601 |
| Depreciation and amortization | - | 70,171 | 65,996 |
| Regulatory charges | - | 41,606 | 47,800 |
| Other expenses | 22 | 952 | 13,029 |
| | 3,085 | 395,154 | 375,335 |
| **Operating Income** | (3,085) | 237,502 | 130,324 |
| **Equity in results of investees** | 187,160 | 1,985 | 310 |
| **Other income (expense)** | | | |
| Financial income (expense), net | (2,013) | (15,256) | (82,558) |
| Nonoperating expense, net | (3) | (13,473) | (3,565) |
| **Income Before Taxes and Participation** | 182,059 | 210,758 | 44,511 |
| Income tax and social contribution tax | (40,222) | (68,921) | (14,550) |
| **Net Income for the Period** | 141,837 | 141,837 | 29,961 |
| **Net Income per Thousand Outstanding Shares at Period** | 0.5183 | 0.5183 | 0.1095 |

## Presentation of Financial Statements:

The accompanying summarized financial statements have been prepared in accordance with the provisons set forth by the Brazilian corporate law, the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliarios - CVM) and specific legislation applicable to electric utilities, taking into account that (i) Law nº 9249/1995 eliminated as from January 1st, 1996, for tax and financial reporting purposes, accounting for the effects of inflation, and (ii) CVM Instruction nº 248/1996, dated March 19th, 1996, also stated that quarterly and annual financial statements should be prepared in accordance with the corporate law methods, which no longer accounts for the effects of inflation.

INGO HENRIQUE HÜBERT
Chief Executive Officer

RICARDO PORTUGAL ALVES
Chief Financial Officer

CEZAR ANTÔNIO BORDIN
Accountant CRC-MS-002887/0-8 T-PR
CPF 097.284.659-04

Financial Statements audited by
**ARTHUR ANDERSEN S/C**
CRC.2SP - 000123/0-1 S-PR

GOVERNO DO PARANÁ

BALANÇO SOCIAL

## WHOLLY-OWNED SUBSIDIARIES SUMMARIZED FINANCIAL STATEMENTS
### AS OF AND FOR THE QUARTER ENDED MARCH 31, 2002
**Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)**

| ASSETS | COPEL Geração S.A. | COPEL Transmissão S.A. | COPEL Distribuição S.A. | COPEL Telecomunicações S.A. | COPEL Participações S.A. |
|---|---|---|---|---|---|
| **Current Assets** | | | | | |
| Cash and cash equivalents | 122,389 | 2,098 | 23,582 | 3,447 | 83 |
| Accounts receivable | 270,538 | 20,531 | 564,252 | 3,441 | 8,252 |
| Recoverable Rate Deficit (CRC) | - | - | 52,471 | - | - |
| Taxes and social contributions paid in advance | 630 | 3,242 | 6,903 | 479 | 392 |
| Materials and supplies | - | 6,987 | 9,579 | 1,767 | - |
| Deferred rate costs | - | - | 145,800 | - | - |
| Prepaid expenses and other | 5,025 | 3,562 | 11,749 | 830 | 112 |
| | **398,582** | **36,420** | **814,336** | **9,964** | **8,839** |
| **Long-Term Assets** | | | | | |
| Recoverable Rate Deficit (CRC) | - | - | 700,353 | - | - |
| Deferred income tax and social contribution tax | 41,547 | 34,537 | 117,430 | 7,721 | 1,562 |
| Judicial deposits | 1,870 | 3,480 | 12,330 | 66 | - |
| Intercompany receivable | 40,318 | 7,981 | - | - | - |
| Deferred rate costs | - | - | 169,787 | - | - |
| Other noncurrent assets | 22,804 | 8,043 | 55,958 | 1,480 | - |
| | **106,539** | **54,041** | **1,055,858** | **9,267** | **1,562** |
| **Permanent** | | | | | |
| Investments | 5,982 | 2,312 | 526 | - | 424,401 |
| Property, plant and equipment | 3,208,158 | 895,195 | 1,669,670 | 141,404 | 294 |
| | **3,214,140** | **897,507** | **1,670,196** | **141,404** | **424,695** |
| **Total Assets** | **3,719,261** | **987,968** | **3,540,390** | **160,635** | **435,096** |

| LIABILITIES AND SHAREHOLDERS' EQUITY | COPEL Geração S.A. | COPEL Transmissão S.A. | COPEL Distribuição S.A. | COPEL Telecomunicações S.A. | COPEL Participações S.A. |
|---|---|---|---|---|---|
| **Current Liabilities** | | | | | |
| Loans and financing | 80,071 | 17,587 | 202,172 | - | - |
| Suppliers | 10,302 | 1,495 | 396,215 | 1,794 | 30 |
| Taxes and social contributions | 84,230 | 497 | 69,521 | 447 | 1 |
| Dividends proposed | 25,623 | - | - | - | 9,859 |
| Accrued payroll costs | 10,595 | 9,818 | 36,537 | 3,247 | 532 |
| Pension plan and other post-retirement benefits | 6,957 | 5,890 | 21,410 | 1,320 | 64 |
| Regulatory charges | 9,541 | 586 | 19,045 | 26 | - |
| Customers and other liabilities | 8,624 | 42 | 24,794 | 4 | 3 |
| | **235,943** | **35,915** | **769,694** | **6,838** | **10,489** |
| **Long-Term Liabilities** | | | | | |
| Loans and financing | 849,320 | 129,294 | 143,744 | - | - |
| Pension plan and other post-retirement benefits | 125,511 | 115,374 | 374,574 | 25,282 | 1,179 |
| Taxes and social contributions | 9,317 | - | 16,762 | - | - |
| Intercompany payable | - | - | 35,717 | 19,296 | 67,647 |
| Provision for contingencies and other liabilities | 4,857 | 10,989 | 100,581 | 337 | - |
| | **989,005** | **255,657** | **671,378** | **44,915** | **68,826** |
| Special liabilities | - | 7,139 | 598,788 | - | - |
| | **989,005** | **262,796** | **1,270,166** | **44,915** | **68,826** |
| **Shareholders' Equity** | | | | | |
| Capital stock | 2,338,932 | 751,989 | 1,607,168 | 120,650 | 330,718 |
| Income reserves | 155,381 | (62,732) | (106,638) | (11,768) | 25,063 |
| | **2,494,313** | **689,257** | **1,500,530** | **108,882** | **355,781** |
| **Total Liabilities and Shareholders' Equity** | 3,719,261 | 987,968 | 3,540,390 | 160,635 | 435,096 |

## STATEMENT OF INCOME
### AS OF AND FOR THE QUARTER ENDED MARCH 31, 2002
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

| | COPEL Geração S.A. | COPEL Transmissão S.A. | COPEL Distribuição S.A. | COPEL Telecomunicações S.A. | COPEL Participações S.A. |
|---|---|---|---|---|---|
| **Operating Revenues** | | | | | |
| Electricity sales to final customers | 3,149 | - | 741,505 | - | - |
| Electricity sales to distributors | 232,461 | - | 63,856 | - | - |
| Use of transmission plant | - | 42,915 | 64 | - | - |
| Telecom revenues | - | - | - | 16,755 | - |
| Equity in results of investees | - | - | - | - | 783 |
| Other revenues | 2,798 | 711 | 10,842 | - | - |
| Deductions from operating revenues | (15,569) | (3,173) | (217,457) | (1,911) | (3) |
| **Net Sales** | **222,839** | **40,453** | **598,810** | **14,844** | **780** |
| **Operating Expenses** | | | | | |
| Personnel, pension plan and other benefits | 16,432 | 15,330 | 61,100 | 4,532 | 588 |
| Materials, supplies and third-party services | 10,468 | 3,341 | 33,239 | 1,168 | 447 |
| Electricity purchased for resale | 8,110 | - | 368,898 | - | - |
| Depreciation and amortization | 25,113 | 8,399 | 32,399 | 4,249 | 11 |
| Regulatory charges and other expenses | 12,694 | 1,484 | 29,124 | 343 | (1,109) |
| | **72,817** | **28,554** | **524,760** | **10,292** | **(63)** |
| **Activities Income** | **150,022** | **11,899** | **74,050** | **4,552** | **843** |
| **Financial Result** | | | | | |
| Financial income | 3,638 | 524 | 22,538 | 128 | 86 |
| Financial expense | (23,135) | (2,775) | (12,510) | (141) | (390) |
| | (19,497) | (2,251) | 10,028 | (13) | (304) |
| **Operating Income** | 130,525 | 9,648 | 84,078 | 4,539 | 539 |
| **Nonoperating expense, net** | (8,011) | (3,299) | (2,150) | (10) | - |
| **Income Before Taxes and Participation** | 122,514 | 6,349 | 81,928 | 4,529 | 539 |
| Income tax and social contribution tax | (9,179) | (871) | (17,763) | (1,282) | 396 |
| **Net Income for the Period** | 113,335 | 5,478 | 64,165 | 3,247 | 935 |

GOVERNO DO PARANÁ

BALANÇO SOCIAL

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**COMPANHIA PARANAENSE DE ENERGIA - COPEL**

Date: May 20, 2002

By ______________________________

Name: Ricardo Portugal Alves
Title: Principal Financial Officer